Centene Corporation						Exhibit 12.1
Computation of ratio of earnings to fixed charges
($ in thousands)
	For the Nine Months Ended	Year Ended December 31,
	9/30/2009	2008	2007	2006	2005	2004
Earnings:
Pre-tax earnings from continuing operations	$99,928	$136,616	$64,071	$27,165	$48,079	$53,669
Addback:
Fixed charges	16,877	23,128	20,612	13,909	6,158	2,781
Subtract:
Non-controlling interest	2,518	-	-	-	-	-
Total earnings	$114,287	$159,744	$84,683	$41,074	$54,237	$56,450

Fixed Charges:
Interest expense	$12,210	$16,673	$15,626	$10,574	$3,985	$680
Interest component of rental payments (1)	4,667	6,455	4,986	3,335	2,173	2,101
Total fixed charges	$16,877	$23,128	$20,612	$13,909	$6,158	$2,781

Ratio of earnings to fixed charges	6.77	6.91	4.11	2.95	8.81	20.30

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.